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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

Commission File No. 1-14177

UWSI/BCBSUW 401(k) PLAN
(Full title of the plan)

COBALT CORPORATION
401 West Michigan Street
Milwaukee, WI 53203
(Name of the issuer of the securities held pursuant to the
plan and the address of its principal executive office)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

UWSI/BCBSUW 401(k) Plan
Years ended December 31, 2000 and 1999

UWSI/BCBSUW 401(k) Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2000 and 1999

Report of Independent Auditors

Employee Benefits Committee
UWSI/BCBSUW 401(k) Plan

    We have audited the accompanying statements of assets available for benefits of UWSI/BCBSUW 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

    Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 15, 2001

UWSI/BCBSUW 401(k) Plan

Statements of Assets Available for Benefits

	December 31
	2000	1999
Assets
Investments, at fair value	$63,227,054	$64,420,214
Receivables—
Interest and dividends	28,217	23,907

Assets available for benefits	$63,255,271	$64,444,121

See accompanying notes.

UWSI/BCBSUW 401(k) Plan

Statements of Changes in Assets Available for Benefits

	Year Ended December 31
	2000	1999
Additions:
Net investment income	$3,154,904	$1,673,410
Net realized and unrealized (depreciation) appreciation in fair value of investments:
Mutual funds	(7,370,082)	6,644,317
Common stock	(1,083,220)	(2,789,789)

	(5,298,398)	5,527,938
Contributions:
Participants	6,285,703	4,749,202
Employers	1,865,038	1,440,233

	8,150,741	6,189,435
Cash transfers and rollovers	1,313,959	4,363,690

Total additions	4,166,302	16,081,063
Deductions:
Benefits and withdrawals	5,355,152	4,557,275

Net increase (decrease)	(1,188,850)	11,523,788
Assets available for benefits at beginning of year	64,444,121	52,920,333

Assets available for benefits at end of year	$63,255,271	$64,444,121

See accompanying notes.

UWSI/BCBSUW 401(k) Plan

Notes to Financial Statements

Years ended December 31, 2000 and 1999

1. Description of the Plan and Employer Securities

    The UWSI/BCBSUW 401(k) Plan (the Plan) is a defined-contribution plan which covers eligible salaried and hourly employees not subject to collective bargaining agreements of Cobalt Corporation, formerly known as United Wisconsin Services, Inc., and any subsidiaries including Blue Cross & Blue Shield United of Wisconsin (BCBSUW), to which participation has been extended (Employers). BCBSUW converted to a stockholder-owned corporation by combining with Cobalt Corporation on March 23, 2001.

    Effective July 30, 1999, the Plan was amended to extend participation rights under the Plan to employees of CNR Health, Inc., a wholly owned subsidiary of UWSI. Immediately prior to this change, CNR Health, Inc. employees had been eligible to participate in the CNR Health, Inc. Retirement Savings Plan (the CNR Plan), a qualified defined-contribution retirement plan. All participant account balances in the CNR Plan, totaling $2,159,000, were transferred to the Plan on the effective date, and the CNR Plan was then terminated. The transferred amount is included in the 1999 Statement of Changes in Assets Available for Benefits as a cash transfer into the Plan.

    Eligible employees can elect to participate in the Plan upon employment with an Employer. The Plan allows participants to direct their contributions into one or a combination of several investment options offered by the Plan. Participants can make qualifying contributions of 2% to 20% of their eligible compensation, which the Employers match on a 50% basis (generally excluding contributions in excess of 5%). Employers' matching contributions are generally required to be invested in Cobalt common stock through the Cobalt Corporation Pooled Stock Fund.

    Earnings of the Plan are allocated daily to individual participant accounts, as defined in the Plan.

    The participants' contributions and earnings thereon are 100% vested at all times. Participants' contributions may be withdrawn, subject to certain limitations, prior to termination of participation in the Plan. Earnings thereon may be withdrawn only upon termination of employment. Employers' contributions and earnings thereon generally become vested based on years of service and may be withdrawn only upon termination of employment. Forfeited Employers' contributions are used to offset subsequent Employer contributions.

    Although they have not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants' Employers' contribution accounts will become 100% vested.

    A description of the Plan is contained in the Summary Plan Description, which can be obtained from the Plan Administrator.

2. Significant Accounting Policies

Basis of Accounting

    The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

    Assets of the Plan are held by American Express Trust Company under a trust agreement, under which the assets of the Plan are segregated and invested separately. Investments are valued at fair value based on quoted market prices, except for participant loans, which are valued at their current outstanding balances, which approximate fair value.

Contributions

    Contributions from participants are recorded in the period the Employers make corresponding payroll deductions. Contributions from the Employers are recorded based upon amounts required to be contributed as determined by the Plan.

Administrative Expenses

    With the exception of fees on personal loans, all administrative expenses in 2000 and 1999 were paid by the Employers.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Reclassification

    Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

3. Investments

    Investments that represent 5% or more of the Plan's assets at December 31 are as follows:

	2000	1999
Cobalt Corporation Common Stock*	$3,180,610	$	**
AXP New Dimensions Fund (Y)	6,373,651		6,025,084
PIMCO Total Return Fund	5,002,861		4,579,227
American Express Trust Income Fund II	7,141,898		7,363,182
American Express Trust Equity Index Fund II	20,545,180		24,485,328
AIM Constellation Fund	6,541,068		4,914,007
INVESCO Total Return Fund	—		7,889,995
Janus Overseas Fund	4,485,701		3,599,767
American Express Trust Horizon Medium Term (50:50) Fund	6,116,692		—

*
Includes nonparticipant-directed funds (see Note 4).

**
Below 5% threshold.

4. Nonparticipant-Directed Investments

    The Cobalt Corporation Pooled Stock Fund contains nonparticipant-directed funds. Information about the net assets and the significant components of changes in net assets related to this fund are as follows:

	December 31
	2000	1999
Investments, at fair value:
Cobalt Corporation Common Stock	$3,180,610	$2,299,794
Cash and cash equivalents	162,669	100,878
Interest and dividends receivable	1,291	926

	$3,344,570	$2,401,598

	Year Ended December 31
	2000	1999
Change in net assets:
Contributions:
Employer	$1,851,507	$1,440,233
Employee	208,331	218,268
Investment income	44,258	26,118
Cash transfers and rollovers	179,776	187,710
Net realized and unrealized depreciation in fair value of common stock	(1,101,647)	(1,702,053)
Benefits and withdrawals	(239,253)	(327,154)

	$942,972	$(156,878)

    The Cobalt Corporation Pooled Stock Fund generally includes the employer's matching contributions and employee directed contributions, which are limited to 30% of the employee's allowable contribution.

5. Income Tax Status

    The Plan has received a determination letter from the Internal Revenue Service dated May 1, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (IRC), and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has applied for but has not received an updated letter from the Internal Revenue Service stating that the Plan continues to qualify under the IRC. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

UWSI/BCBSUW 401(k) Plan
Employer Identification Number 39-0138065
Plan Number 336

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2000

Description	Number of Shares	Cost**	Current Value
American Express Trust Income Fund II*	345,487	N/A	$7,141,898
American Express Trust Horizon Medium Term (50:50) Fund*	273,898	N/A	6,116,692
American Express Trust Small Cap Equity Index II*	62,715	N/A	877,196
American Express Trust Equity Index Fund II*	567,311	N/A	20,545,180
PIMCO Total Return Fund	481,507	N/A	5,002,861
AIM Constellation Fund	226,100	N/A	6,541,068
AXP New Dimensions Fund (Y)	219,327	N/A	6,373,651
Janus Overseas Fund	169,016	N/A	4,485,701
Cobalt Corporation Common Stock*	942,403	$7,177,138	3,180,610
American Medical Security Stock*	180,512	N/A	1,083,072
American Express Trust Money Market I Fund*	162,669	162,669	162,669
American Express Trust Money Market II Fund*	18,729	N/A	18,729

Participant loans*	Interest rates range from 9.5% – 10.5%; maturity dates vary with terms of 5 years or less	1,697,727

$63,227,054

*
Party in interest.

**
Cost has been included for nonparticipant-directed investments only.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Blue Cross & Blue Shield United of Wisconsin Employee Benefits Committee has duly caused this annual report to be signed as of the date set forth below.

UWSI/BCBSUW 401(k) PLAN
June 28, 2001	By:	/s/ GAIL L. HANSON Gail L. Hanson, a member of the Blue Cross & Blue Shield United of Wisconsin Employee Benefits Committee

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Contents
Report of Independent Auditors
Statements of Assets Available for Benefits
Statements of Changes in Assets Available for Benefits
Notes to Financial Statements Years ended December 31, 2000 and 1999
Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2000
SIGNATURES